Exhibit 99.1

510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: April 26, 2019

To: All Canadian Securities Regulatory Authorities

Subject: MAG SILVER CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 07, 2019
Record Date for Voting (if applicable) :	May 07, 2019
Beneficial Ownership Determination Date :	May 07, 2019
Meeting Date :	June 13, 2019
Meeting Location (if available) :	VANCOUVER, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	55903Q104	CA55903Q1046

Sincerely,

Computershare
Agent for MAG SILVER CORP.